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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-53408

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/2010_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JAG Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7125 Orchard Lake Suite 202
                                             (No. and Street)

West Bloomfield	MI	48322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackie Sloan   312-431-0014
                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
                                    (Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Ste 3100	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Craig Bauer_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____JAG Trading, LLC_____ , as of December 31_____ , 2010,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [x (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC 1410 (3-91)

JAG Trading, LLC

(A Delaware Limited Liability Company)

Financial Statements
And Independent Audit Report
December 31, 2010

JAG Trading, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2010

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Member:
JAG Trading, LLC

We have audited the accompanying statement of financial condition of JAG Trading, LLC as of December 31, 2010, and the related statements of income, changes in Member equity, and cash flows for the year then ended December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JAG Trading, LLC as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 18, 2011

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
As of December 31, 2010

Assets

Cash and cash equivalents	$	12,050
Marketable securities		
Options		1,055,540
Stock		85,718,562
Total securities owned at fair value		86,774,102
Due from broker		17,261,907
Accrued dividend receivable		126,366
Preferred stock		10,000
Total assets	$	104,184,425

Liabilities

Securities sold, not yet purchased at fair value	$	73,568,5680
Short options at fair value		4,245,604
Total securities sold, not yet purchased at fair value		77,814,254
Accrued expenses		10,000
Accrued commission payable		5,988
Total liabilities		77,830,242
Member equity		26,354,183
Total liabilities and members' equity	$	104,184,425

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2010

Revenues

Trading principal transactions, net of commissions	$	6,258,424
Interest income		8,943,953
Dividend income		7,444,507
Other revenue		73,235
Total revenue		22,720,119

Expenses

Interest expense		8,808,509
Exchange and clearing fees		351,309
Technology and information expenses		36,114
Brokerage		188,184
Dividends paid		7,197,166
Accrued expenses		10,000
Other operating expenses		4,878,880
Total expenses		21,470,162
Net income from operations	$	1,249,957

The accompanying notes are an integral part of these financial statements.

3

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Members' equity at January 1, 2010	$	24,471,750
Capital contributions		632,476
Capital withdrawals		(none)
Net income		1,249,957
Members' equity at December 31, 2010	$	26,354,183

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2010

Cash flows from operating activities:		
Net income	$	1,249,957
Depreciation and amortization		
Adjustments to reconcile net income to net cash used in operating activities:		0
Increase in marketable securities		12,605,245
Decrease in due to/from clearing firm		3,336,667
Decrease in securities sold, not yet purchased		(18,032,171)
Increase in dividend receivable		(48,166)
Increase in dividend payable		5,988
Increase in accrued liabilities		6,478
Net cash used in operating activities		(872,992)
Cash flows from investing activities:		
No activity		
Net cash used in investing activities		none
Cash flows from financing activities:		
Capital contribution		632,476
Capital withdrawals		(none)
Net cash provided by financing activities		632,476
Net decrease in cash and cash equivalents		(243,516)
Cash and cash equivalents, beginning of the year		255,566
Cash and cash equivalents, end of the year	$	12,050
Interest expense paid	$8,808,509	

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited liability company)
Notes to the Financial Statements
December 31, 2010

NOTE 1 Organization

JAG Trading LLC (The "Company") was organized under the Limited Liability Company Act of Delaware on June 15, 2001. The business of the Company is to engage in the speculative trading of Stock Equities, Index options, futures and options there on, for their own account on organized exchanges in the United States. **JAG Trading LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Stock Exchange (CHX). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2   Significant Accounting Policies

a)   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)   In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

c)   Revenue Recognition
Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

d)   *Income Taxes.*
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.
The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there I no tax expense to be recorded by the Company for the year ended December 31, 2010.

JAG Trading, LLC
(A Delaware limited liability company)
Notes to the Financial Statements
December 31, 2010

e) *Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3   Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Execution & Clearing, LP The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Goldman Sachs Clearing, LP. The Company's interest in Goldman Sachs Execution & Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Stock Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Execution & Clearing, LLC and is exclusive of the preferred stock value of $10,000.

NOTE 4   Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value

Due from broker	Level 1		Total	$17,261,907
Securities at fair value	Level 1		Total	85,728,562
Options at fair value	Level 1		Total	1,055,540
Total at Fair Value	Level 1		Total	$104,036,009

JAG Trading, LLC
(A Delaware limited liability company)
Notes to the Financial Statements
December 31, 2010

Liabilities at Fair Value

Securities sold not yet purchases	Level 1		Total	$73,568,650
Options sold, not yet purchased	Level 1		Total	4,245,604
Total at Fair Value	Level 1		Total	$ 77,814,254

NOTE 5   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).   Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2010 the Company had net capital of $ 9,721,012, which was $9,621,012 in excess of its required net capital.

NOTE 6   Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.
Derivatives used for economic hedging purposes include futures, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB ASC 815, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

JAG Trading, LLC
(A Delaware limited liability company)
Notes to the Financial Statements
December 31, 2010

NOTE 7   **Financial Instruments Held or Issued for Trading Purposes**

Derivative financial instruments used for trading purposes including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded instruments, principally futures and certain options, are based on quoted market prices. The Company trades in exchange trade equities indexes and index options. Unrealized gains or losses on these derivatives are recognized currently in the statement of income as principal trading income. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Index activities (including index options, and futures on indexes) $6,258,414

The following amounts disclosed represent the market or fair value of derivative
financial instruments at December 31, 2010, and the average market of fair value
calculated based upon month end amounts, during the year for those instruments:

December 31, 2010	Asset FMV	Liability FMV	Asset Average. FMV	Liability Average FMV
Options	1,055,540	4,245,604	853,665	82,814,699
Securities	85,718,562	73,568,650	92,223,060	82,814,699

NOTE 8   **Receivable from Broker-Dealers**

Receivable from broker-dealers at December 31, 2010 consist of the following:

Broker-dealer	$17,261,907

The amount receivable from broker-dealers is primarily from the selling of securities,   The Company clears all transactions through Goldman Sachs Clearing, another broker dealer pursuant to a clearing agreement.

At December 31, 2010, substantially all assets of the Company are deposited with the clearing broker.

NOTE 10   **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions . It is the Company's policy to review, as necessary, the credit risk of all trading positions.

NOTE 11   **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently

JAG Trading, LLC
(A Delaware limited liability company)
Notes to the Financial Statements
December 31, 2010

require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts base on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different

exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 12 Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

NOTE 13 Preferred Stock

The Company owns preferred in their clearing broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 14 Subsequent events

The Company has evaluated subsequent events through February 18, 2011, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent event requiring further disclosure.

JAG Trading, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
Pursuant to Uniform Net Capital Rule 15C3-1
December 31, 2010

Members Capital December 31, 2010	$	26,354,183
Less:		
		-10,000
Non allowable assets		-2,815
Hair cut charges		-15,725,563
Undue concentration		-894,793
Net capital	$	9,721,012
Required net capital		100,000
Excess capital	$	9,621,012
Excess capital @ 1000%	$	9,620,012

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by JAG Trading, LLC as of December 31, 2010

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	10,000
	$	10,000

Ratio: Aggregate Indebtedness		.102870 %
to Net Capital		to 1

The accompanying footnotes are an integral part of the financial statements

SCHEDULE II

JAG TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2010

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: JAG Trading, LLC is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying footnotes are an integral part of the financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To: The Members of
JAG Trading, LLC

In planning and performing our audit of the financial statements of JAG Trading, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JAG Trading, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

> (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
> (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 18, 2011

Robert Cooper & Company CPA PC
141 W. Jackson Blvd Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

To: The Members:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2010. Which were agreed to by JAG Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating JAG Trading, LLC compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). JAG Trading, LLC's management is responsible for JAG Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amount reported in Form SIPC -7 nothing no differences
3. Compared any adjustments reported in For, SIPC 7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC- 7 on which it was originally computed noting no differences.

We were not engage to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
February 18, 2011